Exhibit 99.1

Sierra Metals Reports Consolidated Financial Results for the First Quarter Of 2022

Conference Call May 12, 2022 At 11:00 AM (EDT)

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(All $ figures reported in USD)

  Revenue from metals payable of $57.2 million in Q1 2022, an 18% decrease from $69.6 million in Q1 2021 and an 8% decrease from Q4, 2021.
  Adjusted EBITDA of $16.0 million in Q1 2022, a 43% decrease from $27.9 million in Q1 2021 and a 15% decrease from Q4, 2021.
  Operating cash flows before movements in working capital of $10.7 million in Q1 2022, a 58% decrease from $25.3 million in Q1 2021 and a 31% decrease of from Q4, 2021.
  Copper equivalent production of 15.9 million pounds; a 38% decrease from Q1 2021 and an 11% decrease from Q4, 2021.
  Cash costs and AISC per copper equivalent payable pound compared to Q1 2021 increased at Yauricocha 48% and 41% respectively; at Bolivar cash costs and AISC per copper equivalent payable pound increased by 187% and 152%, respectively, driven by higher costs and lower copper equivalent pounds payable; and at Cusi cash costs per silver equivalent payable ounce decreased by 28% and 34%, respectively.
  Net income attributable to shareholders for Q1 2022 was $0.4 million (Q1 2021: $3.1 million) or $0.00 per share (basic and diluted) (Q1 2021: $0.02);
  Adjusted net income attributable to shareholders (1) of $5.9, or $0.04 per share, for Q1 2022 as compared to the adjusted net income of $4.7 million, or $0.03 per share for Q1 2021;
  After reaching the Bolivar Northwest orebody at the end of Q1 2022, a continued focus on meeting maximum permitted throughput at Yauricocha and an increase in throughput with higher grades at Cusi, production is on track to reach the Company’s H1 guidance of 34.0 to 39.5 million copper equivalent pounds.
  $19.5 million of cash and cash equivalents as at March 31, 2022 .
  $61.6 million in net debt as at March 31, 2022.

A shareholder conference call to be held Thursday, May 12, 2022, at 11:00 AM (EDT). Click here to register.

Luis Marchese, CEO of Sierra Metals, commented, "Following a difficult start to the year, the Company continues on its path towards operational recovery. During the first quarter, lower throughput and grades resulted in a decrease in the production of all metals along with significant increases to cash costs and all-in sustaining costs at both Yauricocha and Bolivar.

He continued, “Our turnaround program continues at Bolivar. With close to 20,000 meters in exploration drilling completed, we have now accessed the Bolivar NorthWest zone, which is expected to provide ore for the next several quarters. As previously stated, production at the Mine is expected to improve for the balance of the year as we ramp up production to full capacity. Additionally, with the discovery of the new Fortuna zone at Yauricocha, we expect to see an improvement in throughput and grades during the second half of the year. Continued drilling will help us better understand the patterns within the high grade orebody and provide potential to find additional high value targets. Meanwhile, we are pleased with Cusi’s performance during the first quarter. As a result of increased throughput and higher grades, the Mine is on track to meet production guidance for the year and continue its positive contribution to the Company’s EBITDA. Mine development at Cusi will continue with the goal of targeting a throughput increase to 1,200 tonnes per day.”

He concluded, "The outlook for a full recovery at our largest mines is encouraging. With the first quarter behind us, we continue to proceed in a disciplined manner. Our goal is to ensure that our current guidance is met and that we are making the right decisions now for future performance at our mines, so that we can deliver improved value for our shareholders going forward."

TORONTO--(BUSINESS WIRE)--May 11, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) ("Sierra Metals" or "the Company") today reported revenue of $57.2 million and an adjusted EBITDA of $16.0 million on the throughput of 590,730 tonnes and metal production of 15.9 million copper equivalent pounds for the three-month period ended March 31, 2022.

Q1 2022 Consolidated Operating Highlights

The Yauricocha Mine achieved a throughput of 315,250 tonnes or 3% lower in Q1 2022 compared to Q1 2021. This 3% decrease was due to delays in shotcrete work resulting from lower equipment availability and shortage of manpower. Labor shortages were also experienced in development and mining areas due to the continued impact of COVID-19. The delays in preparation of the polymetallic mining zones forced the mine to focus on copper sulfides during the quarter, which resulted in higher copper head grades, but negatively impacted grades for all other metals, except gold. Q1 2022 copper and gold production was 60% and 19% higher, while silver, lead and zinc production was 43%, 56% and 57% lower respectively as compared to Q1 2021. Lower throughput combined with the impact of lower grades, except for copper and gold, resulted in a 32% decrease in copper equivalent pounds produced in Q1 2022 compared to Q1 2021. Cash costs per copper equivalent payable pound increased 48% and AISC per copper equivalent payable pound increased by 41% as compared to Q1 2021.

The Bolivar Mine processed 187,556 tonnes in Q1 2022, representing a 50% decrease from tonnes processed in Q1 2021. Ore tonnage and grades at Bolivar in Q1 2022 were negatively impacted due to the presence of intrusive rock in the Mina de Fierro zone and lower than expected grades from the Bolivar West ore body. Grades for copper, silver and gold were 25%, 44% and 16% lower respectively, as compared to Q1 2021. The decrease in throughput and grades resulted in a 64% decrease in copper equivalent pounds produced during Q1 2022 as compared to Q1 2021. Production is expected to improve for the balance of the year, in particular, during the second half of 2022, due to the full turn-around effort currently underway. Mining started in the Bolivar Northwest zone, which is expected to support the bulk of production for the coming quarters. Cash costs and AISC per copper equivalent payable pound increased by 187% and 152%, respectively, as compared to Q1 2021.

The Cusi Mine achieved a 15% increase in throughput at 11% higher silver grades during Q1 2022, resulting in 37% higher silver equivalent production as compared to Q1 2021 as higher head grades resulted from positive reconciliations to the resources in the mined zones. Cusi production is on track to meet production guidance for the year. Cash costs and AISC per silver equivalent ounce decreased by 28% and 34%, respectively, as compared to Q1 2021.

Consolidated production of silver decreased 24% to 0.7 million ounces, copper decreased 20% to 6.3 million pounds, lead decreased 53% to 4.2 million pounds, zinc decreased 57% to 10.5 million pounds, and gold decreased 27% to 1,923 ounces compared to Q1 2021.

Q1 2022 Consolidated Financial Highlights

Revenue from metals payable of $57.2 million in Q1 2022 decreased by 18% from $69.6 million in Q1 2021. The decrease in revenues was largely the result of lower throughput at the Bolivar mine and lower grades from the Bolivar and Yauricocha mine. Higher average realized prices for all metals, except silver, could not compensate for the lower metals production.

Yauricocha’s cash cost per copper equivalent payable pound was $2.19 (Q1 2021 - $1.48), and AISC per zinc equivalent payable pound of $3.73 (Q1 2021 - $2.65). Higher unit costs resulted from a 37% decrease in copper equivalent payable pounds.

Bolivar’s cash cost per copper equivalent payable pound was $4.55 (Q1 2021 - $1.58), and AISC per copper equivalent payable pound was $7.33 (Q1 2021 - $2.91) for Q1 2022. Unit costs at Bolivar increased as the 50% decrease in tonnage processed resulted in higher operating costs per tonne. Further, lower grades resulted in a 56% decrease in the copper equivalent payable pounds as compared to Q1 2021.

Cusi’s cash cost per silver equivalent payable ounce was $13.48 (Q1 2021 - $18.72), and AISC per silver equivalent payable ounce was $19.94 (Q1 2021 - $30.28) for Q1 2022 as compared to Q1 2021. Unit costs for Q1 2022 declined at Cusi due to the 49% increase in the silver equivalent payable ounces sold as compared to Q1 2021.

Adjusted EBITDA(1) of $16.0 million for Q1 2022 decreased compared to $27.9 million in Q1 2021. The decrease in adjusted EBITDA in Q1 2022 resulted from lower revenues and lower gross margins as compared to Q1 2021.

Net income attributable to shareholders for Q1 2022 was $ 0.4 million (Q1 2021: $3.1 million) or $0.00 per share (basic and diluted) (Q1 2021: $0.02).

Adjusted net income attributable to shareholders (1) of $5.9 million, or $0.04 per share, for Q1 2022 as compared to the adjusted net income of $4.7 million, or $0.03 per share for Q1 2021.

Cash flow generated from operations before movements in working capital of $10.7 million for Q1 2022 decreased compared to $25.3 million in Q1 2021. The decrease in operating cash flow is mainly the result of lower consolidated revenues generated and lower gross margins realized.

Cash and cash equivalents of $19.5 million and working capital of $12.4 million as at March 31, 2022 compared to $34.9 million and $17.3 million, respectively, at the end of 2021. Cash and cash equivalents decreased during Q1 2022 due to $3.9 million used in operating cash activities, $10.7 million of cash used in investing activities and $0.9 million used in financing activities.

The Company has access to an available credit line with a Peruvian Bank in the amount of US$14 million as well as other short term lines and prepayment facilities with its commercial offtakers.

(1) This is a non-IFRS performance measure. See the Non-IFRS Performance Measures section of the MD&A.

The following table displays selected financial and operational information for the three months ended March 31, 2022:

	Three Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	March 31, 2022	March 31, 2021
Operating
Ore Processed / Tonnes Milled	590,730	774,421
Silver Ounces Produced (000's)	734	961
Copper Pounds Produced (000's)	6,324	7,895
Lead Pounds Produced (000's)	4,216	9,004
Zinc Pounds Produced (000's)	10,492	24,123
Gold Ounces Produced	1,923	2,636
Copper Equivalent Pounds Produced (000's)[1]	15,896	25,496

Cash Cost per Tonne Processed	$61.32	$47.54
Cash Cost per CuEqLb[2]	$2.73	$1.62
AISC per CuEqLb[2]	$4.48	$2.88

Cash Cost per CuEqLb (Yauricocha)[2]	$2.19	$1.48
AISC per CuEqLb (Yauricocha)[2]	$3.73	$2.65
Cash Cost per CuEqLb (Bolivar)[2]	$4.55	$1.58
AISC per CuEqLb (Bolivar)[2]	$7.33	$2.91
Cash Cost per AgEqOz (Cusi)[2]	$13.48	$18.72
AISC per AgEqOz (Cusi)[2]	$19.94	$30.28
Financial
Revenues	$57,241	$69,624
Adjusted EBITDA[2]	$15,988	$27,946
Operating cash flows before movements in working capital	$10,702	$25,270
Adjusted net income (loss) attributable to shareholders[2]	$5,945	$4,739
Net income (loss) attributable to shareholders	$369	$3,084
Cash and cash equivalents	$19,511	$74,329
Working capital	$12,433	$64,704
(1) Silver equivalent ounces and copper equivalent pounds for Q1 2022 were calculated using the following realized prices: $23.95/oz Ag, $4.53/lb Cu, $1.69/lb Zn, $1.06/lb Pb, $1,875/oz Au. Silver equivalent ounces and copper equivalent pounds for Q1 2021 were calculated using the following realized prices: $26.44/oz Ag, $3.88/lb Cu, $1.24/lb Zn, $0.92/lb Pb, $1,778/oz Au.
(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

The following table displays average realized metal prices information for the three months ended March 31, 2022, vs March 31, 2021:

Realized Metal Prices			%
(In US dollars)	Q1 2022	Q1 2021	Variance

Silver (oz)	$23.95	$26.44	-9%
Copper (lb)	$4.53	$3.88	17%
Lead (lb)	$1.06	$0.92	15%
Zinc (lb)	$1.69	$1.24	36%
Gold (oz)	$1,875	$1,778	5%

Outlook 2022

Yauricocha:

  Lost production during Q1/2022 is expected to be recovered in the coming quarters by making use of spare capacity at the plant, with increased throughput. Our drilling campaign remains focused on the upper areas of the mine to identify new mineable areas within the permitted levels.
  Expect to access the newly discovered high grade Fortuna orebody as early as Q3, 2022.
  Yauricocha Mine remains on track to achieve copper equivalent production guidance of 45 to 49 million copper equivalent pounds.

Bolivar:

  Expect improved production for the balance of 2022, in particular, during the second half of the year, due to the full turn-around effort currently underway. Mining started in the Bolivar NW zone, which is expected to support the bulk of the production for the coming quarters.
  Infill drilling and development will continue.
  Bolivar Mine is expected to meet copper equivalent production guidance of 23.8 to 29.9 million copper equivalent pounds.

Cusi:

  Focus on development to target throughput of 1,200 TPD.
  Cusi Mine is on track to meet production guidance of 1.75 million to 1.85 million silver equivalent ounces.

Exploration Update

Peru:

During the first quarter, 2,053 meters of surface exploration was completed in the Yauricocha Medio (1,095 meters), Kilcasca (449 meters), Exito (373 meters) and Fortuna (136 meters) zones;

Underground exploration continued during Q1 2022 with the aim to replace and increase mineral resources. Approximately 4,213 meters of drilling was completed mainly in France Chert, Adrico Sur and Amoeba zones;

Drilling during the first quarter allowed for the recent discovery of the Fortuna zone, which belongs to system of high-grade polymetallic bodies associated with structural traps. A structural analysis of the area as well as further drilling is required, to understand the patterns for the presence of this type of orebody. A program of at least 1,500 meters of additional drilling is proposed.

An analysis of the structural patterns within the Fortuna orebody with a review of geophysical information to look for correlations, can allow for important targets for future additional drilling.

Mexico:

Bolivar

At Bolivar during Q1 2022, 19,739 meters were drilled from surface including 780 meters drilled in the Bolivar West, 13,353 meters in the Bolivar North-West and 441 meters in the Gallo Inferior encountering skarn intersections with mineralization in all the zones. Additionally, infill drilling of 2,078 meters was completed in the Bolivar West zone and 3,087 meters in the Gallo Inferior (Mina de Fierro).

Additional exploration will focus on 2 areas:

Bolivar East, an area of high grade zinc, silver and gold. The Company is currently carrying out geochemistry analysis as well as a review of geophysics with the aim of initiating a drilling campaign later this year; and

La Sidra, a high grade epithermal system of silver and gold. Necessary drilling permits are already in place for this zone. The zone lies within close proximity to current operations, potentially allowing for improved mineral value to support the Bolivar mine.

Cusi

During Q1 2022, the Company completed 7,092 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend.

The exploration focus in the short term is to continue investigating the NE SW system as it has significant potential, both laterally and at depth.

Covid-19 Update

The COVID-19 pandemic has impacted the Company’s operations, and this is reflected in delays in mine development and preparation of areas for mining and consequent lower head grades. Lower volume of sales is a result of decrease in concentrate production attributable to lower grades. Costs are also negatively impacted mainly due to indirect fixed costs which have to be incurred, despite lower production. The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances.

During the quarter ended March 31, 2022, the Company has continued its efforts to safeguard the health of its employees, while continuing to operate safely. During this quarter, the company still suffered some delays in mine development leading to lower head grades, and forced deferral of some exploration and capital projects.

Due to the current vaccination efforts at Yauricocha, 100% of onsite personnel have been vaccinated with three doses, significantly reducing any further risk of serious infection caused by COVID. The Company is constantly updating its guidelines by closely following the health updates issued by the Peruvian government.

In Mexico, there has been significant progress with the vaccination program. Currently, most personnel at Bolivar and Cusi are vaccinated with at least two doses with plans to achieve full vaccination with three doses by the end of Q3 2022.

Conference Call and Webcast

Sierra Metals' senior management will host a conference call on Thursday, May 12, 2022, at 11:00 AM (EDT) to discuss the Company's financial and operating results for the three months ended March 31, 2022.

Via Webcast:

A live audio webcast of the meeting will be available on the Company's website:

https://event.on24.com/wcc/r/3724262/ABA56A91A50DA5A991E18125DC207388

The webcast, along with presentation slides, will be archived for 180 days on www.sierrametals.com.

Via phone:

For those who prefer to listen by phone, dial-in instructions are below. To ensure your participation, please call approximately five minutes prior to the scheduled start time of the call.

US/CAN dial-in number (Toll Free): 1 844 200 6205
US dial-in number (Local): 1 646 904 5544
Canada dial-in number (Local): 1 226 828 7575
All other locations: +1 929 526 1599
Access code: 020167
Press *1 to ask a question, *2 to withdraw your question, or *0 for operator assistance.

Qualified Persons

Américo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning, is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2021 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects," "anticipates," "plans," "projects," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential" or variations thereof, or stating that certain actions, events or results "may," "could," "would," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 16, 2022 for its fiscal year ended December 31, 2021 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations, and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777